SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7º Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE OUTCOME OF THE EIGHTH AUCTION FOR PLACEMENT OF SHARES RESULTING FROM THE REVERSE SPLIT OF SHARES

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. – BOVESPA AUCTION OF 06/22/2005 FOR SALE OF SHARES RESULTING FROM THE REVERSE SPLIT OF SHARES NOT MADE AVAILABLE IN THE PREVIOUS AUCTIONS

Brasília, Brazil – June 22, 2005 – Tele Centro Oeste Celular Participações S.A. (“Company”), (BOVESPA: TCOC3 (Common), TCOC4 (Preferred), NYSE: TRO), announces today the total number of common and preferred shares sold at the eighth auction held on 06/22/2005 at the São Paulo Stock Exchange, and the respective per shares prices to be credited to the shareholders pro rata to the fractional shares held by them before the auction;

Auction held on 06/22/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TCOC3	ON	861,500	5,200	0.10792

Auction held on 06/17/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TCOC3	ON	881,200	19,700	0.40885

Auction held on 06/15/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TCOC3	ON	896,300	15,100	0.31338

Auction held on 06/08/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TCOC3	ON	924,200	27,900	0.57903

Auction held on 06/03/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TCOC3	ON	974,200	50,000	1.15349

Auction held on 05/31/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TCOC3	ON	996,200	22,000	0.56393

Auction held on 05/25/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TCOC3	ON	1,009,000	12,800	0.38321

Auction held on 05/20/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TCOC3	ON	1,009,000	0	0
TCOC4	PN	942,708	942,708	24.31592

Total

Code	Type	Number of Shares Offered	Number of Shares Sold	Accumulated Net Value per Share (1)
TCOC3	ON	1,009,000	152,700	3.50981
TCOC4	PN	942,708	942,708	24.31592

The 856,300 common shares not sold at the auction held on 06/22/05 shall be offered at another auction, to be held on 06/27/2005, for the reference price of R$ 20.97 per common share, which is the same price of the session held on June 8, 15, 17 and 22 of 2005, the result thereof should be consequently disclosed by the Company.

Having in consideration that not all the shares offered at the auction above were sold, the proceeds from the sale of the common and preferred shares traded at the referred auction will only be made available to the holders of fractional shares after the sale of the totality of the Company’s shares that remained unsold after such auction, as follows:

(a) The Shareholders whose shares are in custody with Banco ABN Amro Real S.A. shall appear to any branch of said institution in order to receive the amounts to which they are entitled;

(b) The amount corresponding to the Shareholders having entered custody agreements with the CBLC – Brazilian Settlement and Custody Company, shall be directly credited to that company, which will transfer the respective amounts to the Shareholders through the Custody Agents; and

(c) For those Shareholders whose Shares are blocked or without updated record, the amount to which they are entitled shall be retained by the Company and made available to the respective Shareholder for payment, which shall be released exclusively against presentation of document evidencing unblocking of the shares and/or identification, as the case may be, at any ABN Amro Real S.A. branch, the institution acting as trustee of the book-entry shares issued by the Company.

Brasília, June 22, 2005.

Arcádio Luís Martínez García

Executive Vice-President for Finance, Planning and Control

and Investor Relations Officer

Tele Centro Oeste Celular Participações S.A.

www.vivo.com.br

For additional information, please contact:

Charles Edwards Allen

Investor Relations Office

Tel: 55 11 5105-1172

Email: ir@vivo.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.